FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 30 January 2008


                                File no. 0-17630


                                   Acquisition




                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition



                    N  E  W  S       R  E  L  E  A  S  E



                                                                30 January 2008


                   CRH SIGNS CONTRACT FOR THE ACQUISITION OF
                   A 26% SHAREHOLDING IN YATAI CEMENT, CHINA

CRH plc, the international building materials group, announces that it has signed an agreement with Shanghai-listed Jilin Yatai Group whereby CRH will acquire a 26% shareholding in Jilin Yatai Group's cement operations (Yatai Cement) and partly finance a doubling of production capacity, for a total CRH investment of RMB 2.1 billion (euro 0.2 billion). The agreement also includes an option for CRH to increase its holding in Yatai Cement to 49% by acquiring a further 23% shareholding at an agreed formula after 4 years. CRH will have representation at financial, operational and Board level and will actively participate in the management of Yatai Cement. The agreement is in line with the terms of the Letter of Intent signed and announced by CRH and the Jilin Yatai Group in October 2006. Completion of the proposed transaction is subject to Chinese regulatory approval.

The operations of Yatai Cement comprise 4 integrated cement plants and 2 grinding stations in Jilin and Heilongjiang provinces in north eastern China, with a current cement capacity of 9 million tonnes per annum. A major investment programme to double annual cement capacity to 18 million tonnes is already underway with completion scheduled for 2009. With this expansion, Yatai Cement will strengthen its leading role in north eastern China and secure its position as a top-10 cement supplier in China.

In a comment, Liam O'Mahony, CRH Chief Executive, said "Following our initial acquisition of the Harbin Sanling Cement Company in February 2007 we are very pleased to have the opportunity to invest in Yatai Cement which further increases and strengthens our cement position in northeast China. We are optimistic about the prospects for the Chinese cement industry and look forward to working with Yatai Cement as it further grows its business capitalising on the long-term growth potential and consolidation of the cement industry in northeast China."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller





CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 January 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director